Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REIMAGINES THE FUTURE OF MODERN LUXURY BY DESIGN

•	New global strategy – Reimagine – announced for the British company under the leadership of Chief Executive Officer, Thierry Bolloré
•	A sustainability-rich reimagination of modern luxury, unique customer experiences, and positive societal impact
•	Start of journey to become a net zero carbon business by 2039
•	Reimagination of Jaguar as an all-electric luxury brand from 2025 to ‘realise its unique potential’
•	In the next five years, Land Rover will welcome six pure electric variants as it continues to be the world leader of luxury SUVs
•	All Jaguar and Land Rover nameplates to be available in pure electric form by end of the decade; first all-electric Land Rover model in 2024
•	Clean-hydrogen fuel-cell power being developed in preparation for future demand
•	Streamlined structure to deliver greater agility and promote an efficiency of focus
•	Global manufacturing and assembly footprint to be retained, rightsized, repurposed and reorganised
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Collaborations and knowledge-sharing with industry leaders, in particular from within the wider Tata Group will allow the company to explore potential synergies on clean energy, connected services, data and software development leadership

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On a path towards double-digit EBIT margin and positive cash flow, with an ambition to achieve positive cash net-of-debt by 2025 with a value creation approach delivering quality and profit over-volume

Gaydon, UK, Monday February 15, 2021:

A vision of modern luxury by design

Jaguar Land Rover will reimagine the future of modern luxury by design through its two distinct, British brands.

Set against a canvas of true sustainability, Jaguar Land Rover will become a more agile creator of the world’s most desirable luxury vehicles and services for the most discerning of customers. A strategy that is designed to create a new benchmark in environmental, societal and community impact for a luxury business.

“Jaguar Land Rover is unique in the global automotive industry. Designers of peerless models, an unrivalled understanding of the future luxury needs of its customers, emotionally rich brand equity, a spirit of Britishness and unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

“We are harnessing those ingredients today to reimagine the business, the two brands and the customer experience of tomorrow. The Reimagine strategy allows us to enhance and celebrate that uniqueness like never before. Together, we can design an even more sustainable and positive impact on the world around us,” said Mr Bolloré.

Two distinct modern luxury brands with sustainability at the centre

At the heart of its Reimagine plan will be the electrification of both Land Rover and Jaguar brands on separate architectures with two clear, unique personalities.

In a Land Rover, vehicle and driver are united by adventure. By breaking new ground, confronting new challenges and not being content with the expected, Land Rover truly helps people to go ‘Above and Beyond’. In the next five years, Land Rover will welcome six pure electric variants as it continues to be the world leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. The first all-electric variant will arrive in 2024.

By the middle of the decade, Jaguar will have undergone a renaissance to emerge as a pure electric luxury brand with a dramatically beautiful new portfolio of emotionally engaging designs and pioneering next-generation technologies. Jaguar will exist to make life extraordinary by creating dramatically beautiful automotive experiences that leave its customers feeling unique and rewarded.

Although the nameplate may be retained, the planned Jaguar XJ replacement will not form part of the line-up, as the brand looks to realise its unique potential.

Jaguar and Land Rover will offer pure electric power, nameplate by nameplate, by 2030. By this time, in addition to 100% of Jaguar sales, it is anticipated that around 60% of Land Rovers sold will be equipped with zero tailpipe powertrains.

Jaguar Land Rover’s aim is to achieve net zero carbon emissions across its supply chain, products and operations by 2039. As part of this ambition, the company is also preparing for the expected adoption of clean fuel-cell power in line with a maturing of the hydrogen economy. Development is already underway with prototypes arriving on UK roads within the next 12 months as part of the long-term investment programme.

Sustainability that delivers a new benchmark in environmental and societal impact for the luxury sector is fundamental to the success of Reimagine. A new centralised team will be empowered to build on and accelerate pioneering innovations in materiality, engineering, manufacturing, services and circular economy investments.

Annual commitments of circa £2.5bn will include investments in electrification technologies and the development of connected services to enhance the journey and experiences of customers, alongside data-centric technologies that will further improve their ownership ecosystem.

Proven services like the flexible PIVOTAL subscription model (which has grown 750% during the fiscal year), born out of Jaguar Land Rover’s incubator and investor arm, InMotion, will now be rolled out to other markets following a successful launch in the UK.

Quality and efficiency

Reimagine will see Jaguar Land Rover establish new benchmark standards in quality and efficiency for the luxury sector by rightsizing, repurposing and reorganising.

Central to that journey, and in order to establish different personalities for the two brands, is the new architecture strategy.

Land Rover will use the forthcoming flex Modular Longitudinal Architecture (MLA). It will deliver electrified internal combustion engines (ICE) and full electric variants as the company evolves its product line-up in the future. In addition, Land Rover will also use pure electric biased Electric Modular Architecture (EMA) which will also support advanced electrified ICE.

Future Jaguar models will be built exclusively on a pure electric architecture.

Reimagine is designed to deliver simplification too. By consolidating the number of platforms and models being produced per plant, the company will be able to establish new benchmark standards in efficient scale and quality for the luxury sector. Such an approach will help rationalise sourcing and accelerate investments in local circular economy supply chains.

From a core manufacturing perspective that means Jaguar Land Rover will retain its plant and assembly facilities in the home UK market and around the world. As well as being the manufacturer of the MLA architecture, Solihull, West Midlands will also be the home to the future advanced Jaguar pure electric platform.

Key partners including Trade Unions, retailers and those in the supply chain will continue to play a vital part of the extended new Jaguar Land Rover ecosystem and its journey towards reimagining the future of modern luxury.

ReFocus to a more agile operation

As evidenced with the latest financial results, Jaguar Land Rover has a strong foundation on which to build a sustainable and resilient business for its customers and their communities, partners, employees, shareholders and the environment.

Driving this transformation is the recently launched Refocus programme, by consolidating existing initiatives like Charge+ with new cross-functional activities.

Reimagine will see Jaguar Land Rover right-size, repurpose and reorganise into a more agile operation. The creation of a flatter structure is designed to empower employees to create and deliver at speed and with clear purpose.

To accelerate this efficiency of focus, the company will substantially reduce and rationalise its non-manufacturing infrastructure in the UK. Gaydon will become the symbol of this effort – the ‘reactor’ of the business - with the Executive Team and other management functions moving into the one location to aid frictionless cooperation and agile decision-making.

Leapfrog to leadership with Tata Group

In order to realise its vision of modern luxury mobility with confidence, the company will curate closer collaboration and knowledge-sharing with Tata Group companies to enhance sustainability and reduce emissions as well as sharing best practice in next-generation technology, data and software development leadership. Jaguar Land Rover has been a wholly-owned subsidiary of Tata Motors, in which Tata Sons is the largest shareholder, since 2008.

“We have so many ingredients from within. It is a unique opportunity,” said Mr Bolloré. “Others have to rely solely on external partnerships and compromise, but we have frictionless access that will allow us to lean forward with confidence and at speed.”

Bringing all these ingredients together, Jaguar Land Rover is on a path towards double-digit EBIT margins and positive cash flow, with an ambition to achieve positive cash net-of-debt by 2025.

Ultimately, Jaguar Land Rover aims to be one of the most profitable luxury manufacturers in the world.

Mr Chandrasekaran, Chairman of Tata Sons, Tata Motors and Jaguar Land Rover Automotive plc commented: “The Reimagine strategy takes Jaguar Land Rover on a significant path of acceleration in harmony with the vision and sustainability priorities of the wider Tata Group.

Together, we will help Jaguar realise its potential, reinforce Land Rover’s timeless appeal and collectively become a symbol of a truly responsible business for its customers, society and the planet.”

Mr Bolloré concluded: “As a human-centred company, we can, and will, move much faster and with clear purpose of not just reimagining modern luxury but defining it for two distinct brands. Brands that present emotionally unique designs, pieces of art if you like, but all with connected technologies and responsible materials that collectively set new standards in ownership. We are reimagining a new modern luxury by design.”

-Ends-

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its two distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in 2020 we sold 425,974 vehicles in 127 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

As a wholly-owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

- Twitter: @JLR_News

- LinkedIn: JaguarLandRover

For more information visit www.media.jaguarlandrover.com

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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